

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

July 29, 2009

Mr. Darryl F. Jones
Chief Financial Officer
Corriente Resources Inc.
520-800 West Pender Street
Vancouver, British Columbia, Canada
V6C 2V6

         Re: **Corriente Resources Inc.**
                Form 40-F for the Fiscal Year Ended December 31, 2008
                Filed March 31, 2009
                File No. 001-32748

Dear Mr. Jones.

       We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2008

General

1.   Please correct your commission filing number on the cover page of your Form 40-F to read 001-32748, instead of 000-32748.

Changes in Internal Control Over Financial Reporting

2.   You state that "since the most recent evaluation" of your internal control over financial reporting, there have been no changes in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect your internal control over financial reporting. Please note that General Instruction B(6)(e) of Form 40-F requires you disclose any change in your internal control over financial reporting, identified in connection with your evaluation of internal control over financial reporting that occurred <u>during the period covered by the annual report</u>.

<u>Certifications, Exhibits 31.1 and 31.2</u>

3.   Please ensure that your certifications conform to the exact language of Form 40-F. For example, we note that you referred to yourself as "Registrant" instead of "issuer;" referred to the "Report" as a defined term instead of "report" or the phrase, "the annual report" as it should read in paragraph 4(d); and removed the "(s)" from paragraphs 4 and 5.

<u>Engineering Comments</u>

<u>General</u>

4.   We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or in your press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 40-F which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

<u>Annual Information Form, Exhibit 1.1</u>

Mirador Project, page 14

5.   We note your description of the Mirador Copper-Gold Project, 30,000 TPD
        Feasibility Study, which included a resource estimate for your Mirador Project.
        Please tell us why you did not report proven and probable reserves based on the
        information available.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
        by the Commission or any person under the federal securities laws of the United
        States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Jenifer Gallagher at (202) 551-3706, Kimberly Calder, Assistant
Chief Accountant at (202) 551-3701 or Karl Hiller, Branch Chief at (202) 551-3686 if
you have questions regarding comments on the financial statements and related matters.
You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about

engineering comments. Please contact Doug Brown at (202) 551-3265, Mike Karney at (202) 551-3847 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director